STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
FORM 4


1.  Name and Address of Reporting Person:
   	Ross, Monte
   	C/O Ultradata Systems, Inc.
	   9375 Dielman Industrial Dr.
   	St. Louis, MO 63132

2.  Issuer Name and Ticker Trading Symbol:
   	Ultradata Systems, Inc. - ULTR

3.  IRS or Social Security Number of Reporting Person:
   	###-##-####

4.  Statement for Month/Year:
   	December, 1996

5.  If Amendment, Date of Original (Month/Year):
   	N/A

6.  Relationship of Reporting Person to Issuer:
              (Check all applicable)

   	X  Director	                		    X  10% Owner
   	X  Officer: (President/CEO) 	        Other

Table I - Non-Derrivative Securities Acquired, Disposed of, or Beneficially
          Owned

Title    Trans-  Trans-  Securities          Amount of    Ownership    Nature of
of       action  action  Acquired (A)        Securities   Form:        Indirect
Security Date    Code    Disposed (D)        Beneficially Direct(D)    Benefic-
                         of                  Owned at     Indirect(I)  ial
                       	 Amount  Code Price  End of Month              Owners-
                                                                       ship

Common   12/26/96  P     2,000    A    $6 7/8    4,000         D
                                               633,164         I           *

  * As Trustee of Monte Ross and Harriet S. Ross Living trust

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           ( e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security:

2. Conversion or Exercise Price of Derivative Security:

3. Transaction Date (Month-Day-Year):

4. Transaction Code:

5. Number of Derivative Securities Acquired (A) or Disposed (D):

6. Date Exercisable:
   Expiration Date:

7. Title and Amount of Underlying Security:

8. Price of Derivative Security:

9. Number of Derivative Securities Owned at End-of-Month:

10.Ownership Form of Derivative Security: Direct (D) or Indirect (I)

11.Nature of Indirect Beneficial Ownership:

Signed: Monte Ross
        President - CEO
        January 16, 1997